As filed with the Securities and Exchange Commission on August 10, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

American Mortgage Acceptance Company

(Name of Issuer)

Shares of Beneficial Interest, $0.10 Par Value Per Share

(Title of Class of Securities)

027568203

(CUSIP Number)

Mark Schonberger, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6859

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      July 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  |_|

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027568203	Page 2 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON: Centerline Holding Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3949418
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not applicable	(a) |_| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not applicable	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 979,658 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 979,658 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,658 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65%
14	TYPE OF REPORTING PERSON CO

(1)  Includes 635,628 shares issuable upon conversion of American Mortgage Acceptance Company’s 7.25% Series A Cumulative
       Convertible Preferred Shares (“Preferred Shares”) at the initial conversion rate of 2.2701 shares per Preferred Share.

CUSIP No. 027568203	Page 3 of 10 Pages

Item 1.            Security and Issuer

This Schedule 13D relates to the shares of beneficial interest, par value $0.10 (the “Shares”), issued by American Mortgage Acceptance Company, a Massachusetts business trust (the “Issuer”), whose principal executive office is located at 625 Madison Avenue, New York, NY 10022.

Item 2.            Identity and Background

This Schedule 13D is filed on behalf of Centerline Holding Company, a Delaware statutory trust (hereinafter referred to as “Centerline” or the “Reporting Person”).  The principal executive office of the Reporting Person is located at 625 Madison Avenue, New York, NY 10022.  Through its subsidiaries, Centerline operates as real estate finance and investing company.  Centerline is also the parent of Centerline/AMAC Manager Inc., the Issuer’s external advisor.  All of the Issuer’s operations are conducted pursuant to an advisory services agreement with Centerline/AMAC Manager Inc.

     All of the trustees and executive officers of the Reporting Person (the “Covered Persons”), including their principal address and principal occupation, are set forth on Schedule A attached hereto, which schedule is incorporated herein by reference.  During the last five years, to the knowledge of the Reporting Person, none of the Reporting Person or the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds and Other Consideration.

    The net investment cost (including broker commissions) for the Shares acquired by the Reporting Person is $3.3 million.  The Shares purchased by the Reporting Person were purchased with the working capital of the Reporting Person.

Item 4.        Purpose of Transaction

    The Reporting Person has purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  In addition, on July 27, 2007, the Reporting Person purchased 280,000 of the Issuer’s 7.25% Series A Cumulative Convertible Preferred Shares (the “Preferred Shares”) issued by the Issuer in a public offering at a price of $25.00 per share.  The Reporting Person purchased the Preferred Shares based on its belief that the Preferred Shares represented an attractive investment opportunity.  The Preferred Shares are convertible into the Shares at any time, at the option of the Reporting Person.  Accordingly, the sum of the Shares issuable to the Reporting Person upon conversion of the Preferred Shares is included in the aggregate number of Shares that the Reporting Person beneficially owns, as required by Rule 13d-3(d) of the Act.

CUSIP No. 027568203	Page 4 of 10 Pages

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Person and the Covered Persons, and the availability of the Shares at prices that would make the purchase of additional Shares desirable, the Reporting Person may or may not increase its position in the Issuer through, among other things, the purchase of additional Shares, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.    However, the Reporting Person will not purchase more than the number of Shares which would cause it to own in excess of the Issuer’s ownership Limit, as defined in its Declaration of Trust.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending on various factors, the Reporting Person may deem relevant to its investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may decide to sell some or all of its Shares, or to continue to hold its existing position in the Shares for investment.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person or Covered Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.            Interests in Securities of the Issuer.

    (a)  The aggregate percentage of Shares reported beneficially owned by the Reporting Person as of the date of filing this Schedule 13D is based upon 8,406,028 Shares issued and outstanding as reported by the Issuer in its most recent quarterly report of Form 10-Q for the period ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.  As of the close of business on August 10, 2007, the Reporting Person beneficially owned 979,658 Shares, constituting approximately 11.65% of the Shares outstanding.  This amount includes 635,628 Shares issuable to the Reporting Person upon conversion of the Preferred Shares at the initial conversion rate of 2.2701 Shares per Preferred Share.

     (b)  The Reporting Person has sole power to vote all of the Shares and to dispose of all of the Shares beneficially owned by it.

     (c)  The trading dates, number of shares purchased and price per share for all transactions in the Shares from the 60th day prior to August 10, 2007, by the Reporting Person are set forth in Schedule B, which schedule is incorporated herein by reference. All of these trades were effected on the American Stock Exchange.

     (d)  No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

     (e)  Not applicable.

CUSIP No. 027568203	Page 5 of 10 Pages

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 5 of this Schedule 13D, to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Person and between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.            Materials to be Filed as Exhibits.

    None.

CUSIP No. 027568203	Page 6 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Centerline Holding Company
Date: August 10, 2007	By:	/s/ Robert L. Levy Robert L. Levy Chief Financial Officer

CUSIP No. 027568203	Page 7 of 10 Pages

Schedule A

Executive Officers and Trustees of the Reporting Person

Name	Present Principal Occupation/Position withCenterline	Name and Address of Employer	Citizenship

Stephen M. Ross	Chairman of the Board of Trustees, Centerline	The Related Companies, L.P. 60 Columbus Circle New York, NY 10023	United States
Marc D. Schnitzer	Chief Executive Officer, President and Managing Trustee, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Jeff T. Blau	President and Managing Trustee, Centerline	The Related Companies, L.P. 60 Columbus Circle New York, NY 10023	United States
Leonard W. Cotton, Vice Chairman; Managing Trustee	Vice Chairman and Managing Trustee, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Robert J. Dolan	Dean, Stephen M. Ross School of Business at the University of Michigan; Managing Trustee, Centerline	Stephen M. Ross School of Business University of Michigan 701 Tappan Street Ann Arbor, MI 48109	United States
Nathan Gantcher	Managing Member, EXOP Capital LLC; Managing Trustee, Centerline	EXOP Capital LLC 888 Seventh Avenue New York, NY 10019	United States
Jerome Y. Halperin	Consultant; Managing Trustee, Centerline	c/o Centerline 625 Madison Avenue New York, NY 10022	United States
Robert A. Meister	Vice Chairman; Managing Trustee, Centerline	Aon 55 E. 52nd Street New York, NY 10055	United States
Robert L. Loverd	Director, Harbus Investors; Managing Trustee, Centerline	c/o Centerline 625 Madison Avenue New York, NY 10022	United States
Janice Cook Roberts	Co-Chief Executive Officer and Co-President; Managing Trustee, Centerline	New York City Investment Fund One Battery Park Plaza 5th Floor New York, NY 10004	United States

CUSIP No. 027568203	Page 8 of 10 Pages

Thomas W. White	Director, New York Mortgage Trust, Inc., Managing Trustee, Centerline	New York Mortgage Trust, Inc. 1301 Ave of the Americas New York, NY 10019	United States
Robert L. Levy	Chief Financial Officer, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
J. Larry Duggins	Executive Managing Director, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Daryl J. Carter	Executive Managing Director, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Christopher G. Crouch	Senior Managing Director, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Donald J. Meyer	Chief Investment Officer, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Nicholas A.C. Mumford	Executive Managing Director, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States
Andrew J. Weil	Executive Managing Director, Centerline	Centerline 625 Madison Avenue New York, NY 10022	United States

CUSIP No. 027568203	Page 9 of 10 Pages

Schedule B

Transactions in the Shares

Date	Shares Purchased	Average Purchase Price	Total Costs

June 8, 2007	7,300	$9.9272	$72,469
June 11, 2007	2,400	$9.8413	$23,619
June 12, 2007	7,500	$9.9000	$74,250
June 13, 2007	4,600	$10.0957	$46,440
June 14, 2007	5,679	$10.1472	$57,626
June 15, 2007	7,500	$10.3799	$77,849
June 18, 2007	6,000	$10.4685	$62,811
June 19, 2007	4,200	$10.7498	$45,149
June 20, 2007	3,700	$10.6619	$39,449
June 21, 2007	2,300	$10.7817	$24,798
June 22, 2007	300	$10.5400	$ 3,162
June 25, 2007	3,900	$10.6697	$41,612
June 26, 2007	6,700	$10.8246	$72,525
June 27, 2007	6,300	$10.5040	$66,175
June 28, 2007	6,700	$10.0652	$67,437
June 29, 2007	3,700	$10.0027	$37,010
July 2, 2007	5,200	$9.9602	$51,793
July 3, 2007	4,400	$9.7670	$42,975
July 5, 2007	5,600	$9.8154	$54,966
July 6, 2007	6,600	$9.7777	$64,533
July 9, 2007	5,700	$9.5730	$54,566
July 10, 2007	5,100	$9.5037	$48,469
July 11, 2007	5,000	$9.2590	$46,295
July 12, 2007	4,800	$9.0648	$43,511
July 13, 2007	5,000	$9.0598	$45,299
July 16, 2007	3,100	$9.0868	$28,169
July 17, 2007	4,000	$9.0720	$36,288
July 18, 2007	6,000	$8.5573	$51,344
July 19, 2007	2,000	$8.9765	$17,953
July 20, 2007	4,600	$9.0065	$41,430
July 23, 2007	4,700	$9.0243	$42,414
July 24, 2007	6,100	$8.7226	$53,208
July 25, 2007	6,800	$8.3556	$56,818
July 26, 2007	6,400	$7.8786	$50,423
July 27, 2007	2,400	$7.6992	$18,478
July 27, 2007	635,628	(1)	(1)
July 30, 2007	5,100	$7.9437	$40,513
July 31, 2007	7,800	$7.7247	$60,253
August 1, 2007	7,800	$6.7321	$52,510
August 2, 2007	800	$7.1800	$ 5,744
August 3, 2007	7,800	$7.4667	$58,240
August 6, 2007	7,846	$7.5684	$59,382

CUSIP No. 027568203	Page 10 of 10 Pages

August 7, 2007	6,083	$7.7858	$47,361
August 8, 2007	300	$7.9400	$ 2,382
August 9, 2007	7,400	$8.2124	$60,772
August 10, 2007	400	$8.6975	$ 3,491

Total	859,236 (2)		$2,051,960 (3)

_______
(1)              On July 27, 2007, the Reporting Person purchased 280,000 Preferred Shares for $25.00 per share,or a total of $7.0 million.  At the initial conversion rate of 2.2701 Shares per Preferred Share, 635,628 Shares are currently issuable to the Reporting Person upon conversion of the Preferred Shares.

(2)              Includes 635,628 Shares issuable upon conversion of the Preferred Shares.

(3)              Does not include the $7.0 million purchase price for the Preferred Shares.